ABV TECHNOLOGY

Wefunder Crowdfunding Round

September 2024

Ben M. Jordan, CEO

Overview

- Established in 2017, deploys patented technology to enable the beverage industry to create great tasting non-alcoholic (NA), reduced alcohol (RA), and gluten+sugar-free **beer**, **wine** and **cider**
- Headquartered in St Paul, Minnesota with R&D, manufacturing and service center under one roof
- Products: Brewing Equipment (BE) and Measuring Equipment (ME)
    - Equalizer ("EQ"): Produces NA Beverages (beer, wine…) and hard seltzer
    - Analyzer ("AZ"): Measures alcohol by volume (ABV%) and calories
    - Pasteurizer ("PZ"): Pasteurize a pallet of packaged beer, wine, or any beverage (Q2 Launch)
- Services:
    - Production: NA/LA/RA and Filtrate-based beverages + Pasteurization at regional facilities
    - Measurement: ABV, Gravity, Calories + full suite of beverage QA/QC services
    - Support / Consult: Beverage+process design, compliance, equipment and operations
- Founders are business and technology veterans

Founders



Ben Jordan
Chief Executive Officer

- Ben is an experienced entrepreneur that specializes in developing new businesses around innovative technology
- Previously, as the CEO at Sense AI, he lead the development of specialized asset and environment monitoring tools for the US Dept. of Defense in conjunction with Army Research Labs
- Extensive technical background in device design, mathematical modeling, and scientific research, with 4 patent authorships and 10 publications in peer-reviewed journals including Science and Nature
- MPhil, PhDc Biology, Harvard; BS, Computer Science, University of Minnesota



Kurt Koppelman
Chief info Officer

- Kurt is an entrepreneur and software engineer with extensive experience in a wide range of development methodologies, compliance standards, coding languages and problem domains
- As the CTO of Clockwork, he contributed to digital transformation efforts for numerous companies, including the United Way, the YMCA, the Minnesota State Lottery, Schwan's and many, many more
- BS in Industrial Engineering and Management Sciences from Northwestern University



Patrick Frimat
VP, Sales & Mktg

- Patrick is a serial entrepreneur with a successful track record as an international sales and marketing executive in multiple industries
- He grew his last company in the security industry to $50M revenue. He led it as CEO through a high valuation acquisition by Honeywell
- Msc in Electrical Engineering from UCSB and from Centrale/Supelec in France

Better For You beverages are everywhere!


HEINEKEN LAGER BEER
Heineken
0.0
PREMIUM QUALITY


Budweiser
ZERO

- RA is a fast-growing category
  - NA/LA has become healthy and fashionable
  - RA is a necessity in wine due to environmental changes
  - Providing alternative choices is a must for breweries
  - $50b global market size today, $70b by 2026 (beer, wine, cider)
- Major beer companies are investing massively
  - Heineken 0.0: Matching # of regular Heineken taps by 2025
  - Bud Zero: Announced that NA beer will be 20% of global sales by 2025. Recent investment of $55M to buy NA equipment
  - New brand offerings: Guinness, Amstel, Coors, Labatz, Miller, Old Milwaukee, …
- Craft beer companies are joining the category
  - Craft beer market shrinking, down 2% in 2019
  - NA beer market growing, up 72% in 2019
  - NA and hard seltzer fastest growing categories
- Continued strategic investment
  - Keurig Dr. Pepper (KDP) invested another $75M
  - ABInBev invested $55M
  - Guiness invests $30M
  - Asahi buys Octopi NA production facility
- Better for you / health / us
  - Demographic shift in taste and health perception
  - Desirable reduction in negative societal effects


GUINNESS
DRAUGHT
0.0
GUINNESS
0.0


STUDIO NULL
SPARKLING VERDEJO
NULL


ATHLETIC
LITE
ATHLETIC
UPSIDE DAWN
GOLDEN
ATHLETIC
RUN WILD
IPA
ATHLETIC
FREE WAVE
HAZY IPA
ATHLETIC

Problem for Craft Beverage Producers

- Beverage producers see growth is in NA/LA/RA and B4U categories (+THC/CBD)
- Legacy recipes are well characterized, low risk, and have market acceptance
- Diversifying their beverage portfolios brings new customers in distribution and in the tap/tasting room

- Reducing / removing alcohol requires special equipment ($)
- These new types beverages require specialized labeling of ABV, calories and nutrition ($)
- They also require special attention to shelf stability ($)



BRONZE
2024
AWARD WINNER
San Francisco Chronicle
WINE COMPETITION
LARGEST COMPETITION OF NORTH AMERICAN WINES
BEST OF CLASS
2024
AWARD WINNER
SILVER
AWARD WINNER
ONE ONE
CALIFORNIA
CABERNET SAUVIGNON
ONE ONE
CALIFORNIA
SPARKLING WHITE WINE
ONE ONE
SAUVIGNON BLANC
20
24
San Francisco Chronicle
WINE COMPETITION
LARGEST COMPETITION OF NORTH AMERICAN WINES

Solutions for the Craft Beverage Producers

- $9M+ invested to create unique and patented technology that every NA beverage producer can use

- 3 products:
  1/ Remove Alcohol: EQUALIZER
  2/ Make it Safe: PASTEURIZER
  3/ Inform Accurately: ANALYZER

- Service Model: Make it available to ALL producers by deploying service centers around the country

Product: Equalizer

Making great NA beverages starts with great fermented beverages. Why? Fermentation.

Two-stage evaporative vacuum separation is best-in-class technology choice.

Competition is expensive and incompatible with craft.

Gentle, repeatable, and fully automated process for making *all kinds* of NA. Easy to use and clean.

Intelligent software with real-time cloud monitoring service ensures quality and uptime.

Patent filed in June 2020 for EQ-x000. Continuation in part for EQ-x100 in Q4 2021.

Scalable to 1, 3, 5+ bbls per hour. Starting at $320k…


ABV
TECHNOLOGY

Equalizer Process


Input:
Alcoholic Beverage
1 bbl @
X % ABV
Input: Water
1 bbl
(RO/GAC/DO)
Filtrate
Mixing
Stage 1:
Aroma
Capture
Stage 2:
Flavor
Separation
Aroma+Flavor
NA Mixing
Output: Filtrate
0.95 bbl at X % ABV
Output: NA Beverage
0.95 bbl at <0.5% ABV

Patented Two-Stage, Low Temperature Vacuum Separation with Aroma Capture

Equalizer ROI: Brew 1 and Get 2 Better 4 For You Beverages!

Input Beer				
bbls/month	**100**	**200**	**300**	**500**
bbls/year	1200	2400	3600	6000
capacity used	20%	40%	60%	100%
NA beer *90% yield of volume from input beer*				
bbls/month	90	180	270	450
monthly revenue @ $320/bbl	$28,800	$57,600	$86,400	$144,000
monthly cost @ $200/bbl	$18,000	$36,000	$54,000	$90,000
monthly profit	$10,800	$21,600	$32,400	$54,000
Hard Seltzer *90% yield of volume from input beer*				
bbls/month	90	180	270	450
monthly revenue @ $180/bbl	$16,200	$32,400	$48,600	$81,000
monthly cost @ $75/bbl	$8,100	$16,200	$24,300	$40,500
monthly profit	$8,100	$16,200	$24,300	$40,500
Total				
annual revenue	$540,000	$1,080,000	$1,620,000	$2,700,000
annual profit	$226,800	$453,600	$680,400	$1,134,000
ROI *with investment of $350k ($320k equipment + $30 infrastructure)*				
years	**1.54**	**0.77**	**0.51**	**0.31**

Forward-looking projections are not guaranteed

Product: Pasteurizer




ABV

<u>WHY?</u>

- ***SAFETY FEARS:*** Industry leaders (BA, FDA) have convinced market of requirement
- ***BETTER CHOICE:*** Existing expensive to buy >$100k+ - too large footprint

<u>WHAT?</u>

- ***FAST***: Pasteurize a stacked pallet of <u>**packaged**</u> beverages in < 1h
- ***UNIFORM***: Sensor-array monitored temperatures guarantees every can is uniformly pasteurized
- ***SMALL FOOTPRINT:*** 8’ x 8’ x 10’
- ***FLEXIBLE***: Bottles or cans in cases or flats of wine, beer, cider… and kegs too
- ***LOW OPERATING COST***: Integrated LP/Nat Gas Heating; no steam or boiler required
- ***GREAT PRICE***: **$60k + 4 hour install. $500 Deposit to Reserve**

<u>HOW?</u>

- **SMART:** Rotation + Sensing + Agitation + Spacing. Patent

Product: Analyzer

Measurement of ABV and Calories is either inaccurate, expensive, or time consuming for craft breweries when using remote 3rd party.

Increased pressure from FDA and TTB to provide more information on labels. Errors in this measurement are expensive: recalls due to mislabeling are commonplace. Esp. in NA products.

Approved by 3rd party TTB certified chemical engineer while compared to other valid methods. Competition is $3X to $4X.

Flexible for use with ALL beverages.

High margin: $5k cost with $13k price is >60%
Patent pending (filed in 2022)


AB-1000
START
Ready to Run
ABV
TECHNOLOGY

Service: Partnerships

ABV beverage partners offer dealcolyzation, Lab Services and Pasteurization services using its unique products: Equalizer + Pasteurizer + Analyzer

ABV retains ownership of the equipment and of the service customer base

Partner provides facilities and contract brewing+packing

Starting at $130/bbl ($0.50 per pint) and Volume Discounts to $45/bbl ($0.11 per pint)

Generates $1.5M of revenue per location per Equalizer annually at 20% net margin =$300k profit

ABV has a running book of service business $1.92M to date


Demos


Production
or
or
+
or

Forward-looking projections are not guaranteed

Service Model: Bring Beverages to the Equipment


Victoria
4
160
Tacoma
81
212
8
Salem
39
34

- Similar to mobile canning, but the beer is brought to the service center
- Significant Service revenue averaging $130/bbl
- **Validated in MN**. More than 70 breweries and 300+ recipes
- Partner breweries in high-density brewery clusters offer capacity to nearby breweries (50+ in the US)


10
101
59
37
Albany
127
29
90
212
19
CONNECTICUT
RI
39
54
180
117
67
Philadelphia
203


46
NEVADA
92
140
San Francisco
194
110
403


81
Fort Worth
Abilene
4
12
Shreveport
11
14
18
Austin
41
76
66
5
San Antonio
Galveston


3
Richmond
38
24
81
Norfolk
16
60
52
92
Asheville
Charlotte
CAROLINA
10
75
82
28
20
Myrtle Beach

US Beer, Wine and Other Beverage Segmentation

Products and services are relevant at most segments US Beverage Market:

- Equalizer is scalable to fit any size producer. Customization at larger scales.
- Analyzer for small to medium producers as main, and large as secondary / specialized
- Pasteurizer is scalable to fit any size producer.

US Market Segmentation

Number of Breweries - 2023

Non Craft	More than 1M bbls/year	157
Large Regional	1M<bbls/year<30k	90
Regional	30k< bbls/year<7k	600
Micro Breweries	7k <bbls/year<1.6k	5444
Brew Pub	Less than 1.6k bbls/year	3418
	Total	9709

US Market Segmentation

Number of Wineries - 2023 *(Including Cider Makers)*

Large	>500k cases/year	71
Medium	50k> cases/year>500k	255
Small	1k> cases/year>50k	5512
Limited Production	Less than 1k cases/year	5708
	Total	11546

US Addressable Beer Market: Hardware Sales

Assuming the segmentation need and a standard cost of $320k per bbl/h throughput

- Non Craft: Higher performance DeAlc (EQ20+). But no measurements (AZ)
- Large Regional: Mid-range DeAlc (EQ3x). But no measurements (AZ)
- Regional: Entry level DeAlc (EQ1X) and AZ sales
- Micro: AZ Sales
- Taproom: No Hardware

US Brewery Addressable Hardware Market

in $k			Hardware			
Segment	#	bbls in 2023	bbls/h	EQ @ $320k per bbls/h	PZ @ $60k	AZ @ $13k
Non Craft	157		20x	$1,004,800	$188,400	
Large Regional	90	10,000,000	3x	$86,400	$16,200	
Regional	600	7,000,000	1x	$192,000	$36,000	$7,800
Micro Breweries	5444	4,245,324				$70,772
Brew Pub	3481	1,705,646				
Market Size	9709	22,950,970		$1,283,200	$240,600	$78,572

Global Hardware TAM

Global Brewery Addressable Hardware Market

in $M		Beer	Cider	Wine	Labs	Total
United States	Brewery Equipment	$1,474	$147.4	$1,621		$3,242
	Measurement Equipment	$79	$7.9	$86	$1.3	$173
Canada	Brewery Equipment	$147	$14.7	$162		$324
	Measurement Equipment	$6	$0.6	$7	$0.1	$14
Europe	Brewery Equipment	$1,621	$162.1	$1,784		$3,567
	Measurement Equipment	$69	$6.9	$76	$1.3	$152
Rest of World	Brewery Equipment	$590	$59.0	$649		$1,297
	Measurement Equipment	$7	$0.7	$8	$1.3	$15
	Brewery Equipment Total	$3,832	$383.2	$4,216		$8,431
	Measurement Equipment Total	$161	$16.1	$177	$4.0	$358

US Beer Service TAM

- ABV has developed DeAlc as a service for producers which cannot afford to buy equipment.
- Combined customer NA+Filtrate outputs average to $130/bbl processed
- Based on 10% of total production being NA in mature markets: $70M of annual revenue

US Brewery Addressable Service Market

in $M			Recurring (annual)
Segment	#	bbls	Service @ $130/bbl
Non Craft	157		
Large Regional	90	10,000,000	
Regional	600	7,000,000	
Micro Breweries	5444	4,245,324	$55,189,212
Brew Pub / Taproom	3481	1,705,646	$22,173,398
Market Size	9530	22,950,970	$77,362,610

*10% of total volume

Forward-looking projections are not guaranteed

Global Service TAM

Global Brewery Addressable Service Market				
in $M	Beer	Cider	Wine	Total
United States	$77	$7.7	$85	$169
Canada	$8	$0.8	$8	$17
Europe	$85	$8.5	$93	$186
Rest of World	$31	$3.1	$34	$68
Recurring Services (annual)	$200	$20.0	$220	$440

Customers

>100 Service Customers making NA, LA, and filtrate (mostly in St. Paul, MN location)

60 Analyzers built, and 15 deployed to customers, 13 as hardware sales and 2 as service

16 Equalizers built, 10 actively deployed, 2 at partnerships in CHI and NY.

Product Roadmap/Timeline

Brewing Equipment (BE)

2024
PZ 1000
Pasteurization solution for pallets of finished products

2024
EQ3X
tripled throughput with addition of inline micro dosing module for flavor addition

2025
EQ5X
with high filtrate output for spirit

2026
EQ20X
for non craft segment with high volume processing (20x throughput)

2027
EQ20X updated architecture with 25% cost reduction

2024 — 2025 — 2026 — 2027

Measuring Equipment (ME)

2024
AZ2000 updated architecture with 25% cost reduction. Faster processing and simplified prep procedure

2025
AZ3000 additional measurements: specific gravity, Ph, turbidity, …

2026
AZ-IL inline measurement module to be installed on the Equalizer but also sold as an OEM module

2027
AZ4000 and AZ-IL2
additional measurements for both platforms

2024 mid year update

- New additional opportunities:
    - Pasteurization: Developed new solution to enable DRY pasteurization of a FULLY finished and packaged pallet of beverages in any container. Creating a Beer Equipment category to expand our product offering. Partnering with #1 Mobile Canning player to create mobile Pasteurization and de-acl/pasteurization network of co-packing facilities
    - Wine Market: Great demand for dealc hardware and Saas. The NA wine category is finally ramping up. Our Equalizer pioneer becoming a flamboyant reference.
    - ABV and Calories measurements becoming an FDA and TTB requirement: our Analyzer is released for ABV measurements, and Calories measurements capabilities is also released ahead of schedule.
- Additional investment: Board approved an additional raise of $500k at a very low valuation

In order to secure the business and capture these new opportunities

How Will We Grow?

- Add more service partnerships
- Expand marketing efforts
- Accelerate Analyzer and Equalizer sales
- Expand into EU, AUS, ME, AP
- Build reseller channels
- Revenues to $1M by 2023, $4M by 2024
- Cash flow positive in 2024

What Do We Need?

- Customers: Beer and Wine Makers, Brands
- Salespeople: Industry connections

Forward-looking projections are not guaranteed